

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2022

Keyvan Mohajer
Chief Executive Officer and Director
SoundHound AI, Inc.
5400 Betsy Ross Drive
Santa Clara, CA 95054

> **Re: SoundHound AI, Inc.**
> **Registration Statement on S-1**
> **Filed May 16, 2022**
> **File No. 333-264972**

Dear Dr. Mohajer:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on S-1

Cover Page

1. For each of the Class A common shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such shares and warrants or the securities overlying such shares and warrants.

2. We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that certain of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.

3. Please disclose on the cover page that cash proceeds associated with the exercise of warrants to purchase your Class A Shares are dependent on your stock price, that the warrants are currently out of the money and, therefore, the company is unlikely to receive proceeds from the exercise of the warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds sections. As applicable, describe the impact on your liquidity.

Prospectus Summary
Risks Related to Our Business, page 10

4. You refer in this section to the risk that your management has limited experience in operating a public company, but you have not included a related risk factor in the risk factor section. Please add a risk factor. Also, disclose in the risk factor that the company did not timely file its Form 10-Q for the quarter ended March 31, 2021 and address the risk that you may not be able to file timely in the future.

Future sales, or the perception of future sales, of SoundHound AIs common stock by SoundHound AI or its existing stockholders..., page 30

5. You state that "[f]uture" sales of common stock issued in connection with the Business Combination or subject to registration rights agreements may cause the market price of your securities to drop significantly. This statement should be updated given that this prospectus is facilitating those sales. In this regard, you should move the disclosure about the substantial number of shares currently being offered from the risk factor directly above entitled, "We do not intend to pay cash dividends for the foreseeable future." To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, certain of the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Selling Securityholders, page 102

6. You indicate on the prospectus cover page that you are registering the resale of securities held by EarlyBirdCapital and its affiliates. We note that EarlyBirdCapital is a registered broker-dealer. In the selling securityholder table, EarlyBirdCapital is listed as offering Class A common stock and warrants for resale. Please also identify any affiliates of EarlyBirdCapital who are offering securities. In addition, tell us whether the securities being offered by EarlyBirdCapital or its affiliates were received as compensation or whether they were purchased, for example, in the private placement of units in connection with the company's initial public offering. Identify EarlyBirdCapital and its affiliates as underwriters for those securities not received as compensation.

General

7. Please update your financial statements and related disclosures for the quarter ended March 31, 2022.

8. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices at which the Sponsor and other private investors acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor and other private investors may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Disclose the potential profit the selling securityholders will earn based on the current trading price.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matthew Crispino, Staff Attorney at (202) 551-3456 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeffrey Rubin, Esq.